                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25
                        Commission File Number 333-07914


                          NOTIFICATION OF LATE FILING


[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  Form N-SAR

For Period Ended: [DECEMBER 31, 1998]
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended: [                     }

      Read Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE
                                                         ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant: CITIZENS EFFINGHAM BANCSHARES, INC.
                         ------------------------------------------------------

Former Name if Applicable: N/A
                           ----------------------------------------------------
Address of Principal Executive Office (Street and Number): 802 SOUTH LAUREL
                                                           STREET)
                                                           --------------------

City, State and Zip Code: SPRINGFIELD, GEORGIA 31329
                          -----------------------------------------------------

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                                    PART II
                            RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ ]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [X]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]


                                    PART III
                                   NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the Transition report or portion thereof, could not be filed within the prescribed time period.

         THE REGISTRANT'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998 CANNOT BE TIMELY FILED FOR THE FOLLOWING REASONS:

         THE REGISTRANT FILED A REGISTRATION STATEMENT ON FORM S-1 ON NOVEMBER 17, 1997. THE REGISTRANT COMPLETED ITS OFFERING IN JUNE 1998 AND ITS WHOLLY-OWNED SUBSIDIARY, CITIZENS BANK OF EFFINGHAM (THE "BANK"), BEGAN OPERATIONS IN SEPTEMBER 1998. THE REGULATORS OF THE BANK HAVE BEEN ON-SITE AT VARIOUS TIMES TO REVIEW ITS OPERATIONS SINCE IT IS A NEW BANKING OPERATION. SUCH BANK EXAMS REQUIRE PERSONNEL TO DEDICATE TIME TO SATISFY THE REQUESTS OF THE REGULATORS. AS A NEW REPORTING ENTITY, THE REGISTRANT HAS EXPERIENCED SOME HURDLES IN PUTTING SYSTEMS IN PLACE TO FULFILL ALL OF ITS REPORTING REQUIREMENTS, IN ADDITION TO HAVING ITS PERSONNEL OCCUPIED IN THE BANK REGULATORY EXAMS. THE REGISTRANT CHANGED COUNSEL IN EARLY 1999, WHICH HAS ALSO CAUSED SOME DELAY IN GETTING ALL OF THE INFORMATION COORDINATED FOR THE REGISTRANT'S FIRST FILING ON FORM 10-KSB. THE REGISTRANT WILL BE ABLE TO SATISFY ITS FILING REQUIREMENTS ON OR BEFORE APRIL 15, 1999.
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                                    PART IV
                               OTHER INFORMATION


     (1) Name and telephone number of persons to contact in regard to this notification.

            Lynn M. Sumlin
Powell, Goldstein, Frazer & Murphy LLP       (404)         572-4514
       (Attorneys for Company)            (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     BANK WAS NOT IN OPERATION IN 1997 AND DID NOT BEGIN OPERATIONS UNTIL SEPTEMBER 1998.
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                      Citizens Effingham Bancshares, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1999 By: /s/ Harry H. Shearouse
                        -------------------------------------
                        Harry H. Shearouse
                        President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statements signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed

                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

   5. Electronic Filers. This form shall not be used by electronic filers unable to* timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (s.232.201 or s.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (s.232.13(b) of this chapter). [Added in Release No. 34-31905 (p.85,111), effective April 26, 1993 58 FR 14628; and Release No. 34-35113 (p.85,475), effective January 30,
1995, 59 F.R. 67752.]